UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-54C	0MB APPR0VAL
0MB Number: 3235-0236 Expires: June 30, 2009 Estimated average burden hours per response 1.00

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Liberator BDC, Inc.

Address of Principal Business Office:	1 Dock Street, Suite 525, Stamford, CT 06902
(No. & Street, City, State, Zip Code)

Telephone Number (including area code):	(203) 509-3330

File Number under the Securities Exchange Act of 1934:	000-51721

     In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A.

The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

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SIGNATURE

Form of signature:

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Stamford                                             and the state of CT ______________ on the 29_______ day of September __, 20 08 _.

[SEAL]                                                            Signature /s/ Edward J. Wegel

                                                                                            (Name of Company)

                                                                                  By   Chief Executive Officer

                                                                                           (Name of director, officer or general partner

                                                                                                             signing on behalf of the company)

Attest: /s/ Joseph Brittel                                                  NP   9-29-2008

     (Name)                                                                                    (Title)

                                               (Title)

Joseph Brittell

Notary Public-Connecticut

My Commission Expires

December 31, 2009